June 11, 2012

VIA EDGAR

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attn:  Mr. Larry L. Greene

Re:          Tortoise MLP Fund, Inc. (the “Fund”)
File Numbers 811-22409 & 333-176010

To the Commission:

On August 3, 2011, the Fund, pursuant to Rule 415(a)(1)(x) under the Securities Act of 1933, as amended (“1933 Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), filed with the Securities and Exchange Commission (the “Commission”) a universal shelf registration statement on Form N-2 relating to the Fund’s proposed issuance of common stock, preferred stock and/or debt securities from time to time (the “Shelf Registration Statement”).

On April 26, 2012, the Fund filed Pre-Effective Amendment No. 1 to the Shelf Registration Statement (“Amendment No. 1”).  On May 16, 2012 the Fund received comments on Amendment No. 1 from Larry L. Greene of the Securities and Exchange Commission (the “Commission”).  The following sets forth the comments of the Commission staff and the Fund’s response to those comments.  The Fund has simultaneously filed Pre-Effective Amendment No. 2 to the Shelf Registration Statement to respond to the comments received from the Commission staff.  The text of each comment has been included in this letter for your reference, and the Fund’s response is presented below each comment.

General

1.             Comment:  In footnote seven to fee table the Fund notes that it has excluded from its calculation the fee waiver for the period from July 28, 2011 through December 31, 2012.  Please note that the portion of the fee waiver in place as of the effective date of the filing through December 31, 2012 may be used in the referenced calculation.  Please also revise the footnote to explain how the calculation is computed.

Response:  The footnote has been revised accordingly.

2.             Comment:  Please disclose that the fee waiver agreement can only be terminated early by action of the board of directors.  Please also confirm that the Fund’s investment advisor cannot recoup any of the waived fees.

Response:  The disclosure has been revised as requested and the Fund hereby confirms that its investment advisor cannot recoup any of the waived fees.

Husch Blackwell LLP

June 11, 2012

3.             Comment:  Please revise the fee table by deleting the sentence that begins with the phrase "By showing expenses as . . .,"

Response:  The disclosure has been revised as requested.

4.             Comment:  Please revise the disclosure that provides that the Fund will provide notice to stockholders of material changes to its nonfundamental investment policies to indicate that such notice will be written.

Response:  The Fund has revised the disclosure as requested.

5.             Comment:  Please delete the last sentence in the paragraph under the table of contents or alternatively, revise the disclosure to indicate that the Fund has a duty to update offering materials in the event of material changes.

Response:  The disclosure has been revised as requested.

6.            Comment:  Page 2 of the Fund’s 2011 Annual Report indicates that the Fund’s operating expenses before leverage costs and current taxes were 0.80%.  Please explain how this ratio is computed and how it relates to the Fund’s total expenses of 5.44%.

Response:   The “Operating expenses before leverage costs and current taxes” ratio of 0.80% is calculated by dividing “Operating expenses before leverage costs and current taxes” of $12,676 for the year ended November 30, 2011 as disclosed in the distributable cash flow presentation on page 2 of the 2011 annual report by “Average total assets during period” of $1,590,874 disclosed in the same presentation. The Fund’s total expenses of 5.44% as disclosed in the Financial Highlights includes the same operating expenses included in the 0.80% ratio in its calculation but also includes leverage and current and deferred income taxes divided by average net assets for the period.

7.	Comment: Please confirm that in all future annual and quarterly reports that the Key Financial Data Table will include total expenses to the extent it continues to contain an expense ratio.

Response:    The Fund has agreed upon a presentation of the Key Financial Data Table with Cindy Rose of the Commission’s accounting staff and will include such presentation in its future annual and quarterly reports.

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Husch Blackwell LLP

June 11, 2012

We look forward to hearing from you soon to discuss any comments you may have on this letter or on Amendment No. 2.  As we discussed, the Fund would like the Shelf Registration Statement to be declared effective the week of June 11, 2012.  Please contact the undersigned at (816) 983-8362 or Steve Carman at (816) 983-8153 with any question or comments.

Sincerely,

/s/ Eric J. Gervais
Eric J. Gervais

Husch Blackwell LLP